Exhibit 4.12
DEVELOPERS DIVERSIFIED REALTY CORPORATION
2005 DIRECTORS’ DEFERRED COMPENSATION PLAN
(November 1, 2007 Restatement)
     Developers Diversified Realty Corporation (the “Company”) previously established the Developers Diversified Realty Corporation Directors’ Deferred Compensation Plan (the “Original Plan”) to assist it in attracting and retaining persons of competence and stature to serve as outside directors by giving them the option of deferring receipt of the cash component of the fees payable to them by the Company for their services as directors. As a result of the new rules provided under the American Jobs Creation Act of 2004 (the “Act”) and Section 409A of the Internal Revenue Code (the “Code”), the Company froze deferrals under the Original Plan effective December 31, 2004, and established a new plan to accept deferrals of the cash component of fees paid for directors’ services rendered on or after January 1, 2005 (the “Plan”). Final Treasury Regulations have been published under Section 409A of the Code, and the Company desires to amend and restate the Plan for the purpose of reflecting those Treasury Regulations and for other purposes.
     The Plan, which is intended to be a “nonqualified deferred compensation plan” that satisfies the requirements of the Act and Section 409A of the Code, or any successor provision, shall be interpreted and administered by the Administrators to the extent possible in a manner consistent with that intent. The provisions of the Developers Diversified Realty Corporation 2005 Directors’ Deferred Compensation Plan (November 1, 2007 Restatement) are effective generally as of November 1, 2007, except as otherwise provided herein, and are hereinafter set forth. For the period prior to November 1, 2007, the Plan shall operate based upon IRS Notice 2005-1, additional notices published by the Treasury Department and the Internal Revenue Service providing transition guidance, and a good faith, reasonable interpretation of Section 409A of the Code.
     1. Effective Date. The Plan shall apply to the cash component of directors’ fees payable with respect to periods commencing with the Company’s fiscal quarter beginning January 1, 2005.
     2. Participation. Each director of the Company who is duly elected to the Company’s Board of Directors and who receives fees for services as a director may elect to defer receipt of all or part of the cash component of the fees otherwise payable to him, as provided for in the Plan. Each such director who elects to defer fees shall be a “Participant” in the Plan. No employee of the Company shall be eligible to make an election under the Plan.
     3. Administration. The Company’s Board of Directors appoints Joan U. Allgood and Nan R. Zieleniec, officers of the Company who are not eligible to become Participants, to act as the Administrators of the Plan (the “Administrators”), effective May 8, 2007. The Administrators shall serve at the pleasure of the Board of Directors and shall administer, construe, and interpret the Plan. The Administrators shall not be liable for any act done or determination made in good faith. The Board of Directors shall have the power to designate additional or replacement Administrators at its discretion.
     4. Deferrals.
     (a) Deferral Election. Any eligible director may file with the Company, and/or the Administrators of the Plan, an election in writing to participate in the Plan with respect to the cash component of fees for services to be rendered after the date of such election. Any such election must be made no later than December 31 prior to the year in which the services attributable to such fees are rendered. When a deferral election is filed, only the portion of fees not deferred will be paid to the Participant for services for the year (or portion thereof). No election made prior to November 1, 2007, with respect to a year beginning prior to that date shall continue to be effective after December 31, 2007; a new deferral election shall be required prior to the beginning of each year with respect to fees for services otherwise payable in that year which are to be deferred. Notwithstanding the foregoing, in accordance with Q&A-20 of IRS Notice 2005-1, until December 31, 2005, a Participant may elect to terminate participation in the Plan or reduce the amount of or revoke a deferral election for 2005 directors’ fees without causing the Plan to fail to conform to the requirements of Section 409A of the Code. Moreover, after January 1, 2007, and on or before December 31, 2007, and to the extent permitted by the Company, a Participant may make a change in a payment election as described in IRS Notice 2006-79, provided that with respect to an election to change a time and form of payment made after January 1, 2007 and on or before December 31, 2007, the election may apply only to amounts that would not otherwise be payable in 2007 and may not cause an amount to be paid in 2007 that would not otherwise be payable in 2007. Moreover, after January 1, 2008, and on or before December 31, 2008, and to the extent permitted by the Company, a Participant may make a change in a payment election as described in IRS Notice 2007-86, provided that with respect to an election to change a time and form of payment made after

January 1, 2008 and on or before December 31, 2008, the election may apply only to amounts that would not otherwise be payable in 2008 and may not cause an amount to be paid in 2008 that would not otherwise be payable in 2008.
     (b) Accounting. Appropriate records shall be maintained by the Company (the “Deferral Accounts”), which shall list and reflect each Participant’s credits and valuations. The Company shall credit to each Participant’s Deferral Account an amount equivalent to the fees that would have been paid to him if he had not made a deferral election under the Plan. The credit shall be made on the date on which the fee would have been paid absent a deferral election. No funds shall be segregated into the Deferral Accounts of Participants; said Accounts shall represent general unsecured obligations of the Company.
     (c) Valuation. Until distributed to a Participant, amounts credited to a Deferral Account of such Participant shall be increased or decreased as measured by the market value of the Company’s Common Shares plus the value of dividends or other distributions on the Company’s Common Shares. Each amount credited to a Deferral Account shall be assigned a number of Share Units (including fractions of a Share) determined by dividing the amount credited to the Deferral Account, whether in lieu of payment of fees for service as a director or as a dividend or other distribution attributable to such Share Units, by the fair market value of shares of the Company’s Common Shares on the date of credit. Fair market value shall be the closing price of a share of the Company’s Common Shares on the New York Stock Exchange on the day preceding the concerned date or, if no sales occurred on such preceding date, on the most recent preceding date on which sales occurred. Each Share Unit shall have the value of a Common Share of the Company. The number of Share Units shall be adjusted to reflect stock splits, stock dividends, or other capital adjustments effected without receipt of consideration by the Company.
     5. Distribution.
     (a) A Participant shall elect in writing, at the time he makes each deferral election under subparagraph 4(a), the date on which distribution of the credits to his Deferral Account to which the deferral election relates shall commence and the method of distribution, as permitted hereunder. Distribution of a Participant’s Deferral Account shall commence not earlier than the January 1 following the year in which the Participant attains age 55, and not later than the January 1 following the year in which the Participant attains age 72. A Participant may elect that payment be made in one lump sum, or in substantially equal annual installments of the Deferral Account balance over a period of between one and ten years (as elected by the Participant), as further described herein. In the event a Deferral Account balance is to be paid in installments, the number of Share Units to be distributed in each installment shall equal the quotient obtained by dividing the number of Share Units represented by the Deferral Account balance as of the day immediately preceding the distribution date by the number of installment payments remaining to be paid at the time of the calculation, provided that each installment after the first shall also include any additional Share Units credited to the Deferral Account balance during the period preceding payment of that installment (such as by reason of additional Share

Units being credited for the purpose of reflecting dividends paid on the Company’s Common Shares subsequent to payment of the most recent prior installment). The time of and method of distribution of benefits may vary with each separate election, but each election shall be irrevocable. However, the Participant may elect as the medium of payment Common Shares, cash, or a combination thereof, as permitted by the Administrators. If a payment is to be made in the form of the Company’s Common Shares, each related Share Unit shall be payable by delivery of a Common Share, with any fractional Share Unit being payable in cash.
     (b) In the event a Participant is continuing to serve as a director of the Company on the date one year prior to the date distributions are to commence, such Participant may elect on or before such date in writing to defer further the commencement of distributions hereunder. Any such election shall become irrevocable on the date one year prior to the date distribution is otherwise to commence. Any election to further defer the commencement of distributions hereunder must: (i) be made at least 12 months prior to the scheduled distribution date; (ii) not take effect until it has been in place for at least 12 months; and (iii) defer the scheduled distribution date for at least five years.
     (c) Notwithstanding any Plan provision to the contrary and the restrictions contained in paragraph (b) above, in accordance with Q&A-19(c) of IRS Notice 2005-1, until December 31, 2005, a Participant may elect to modify the form and timing of payment of amounts deferred in 2005 without causing the Plan to fail to conform to the requirements of Section 409A of the Code.

     6. Death or Disability.
     (a) In the event a Participant’s service is terminated by reason of death or disability prior to the distribution of any portion of his benefits, the Company shall, within ninety days of the date of service termination, commence distribution of benefits to the Participant (or to the beneficiary or beneficiaries in the event of death). For purposes of the Plan, a Participant will be considered to have a “disability” if the participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. Distribution shall be made in accordance with the method of distribution elected by the Participant pursuant to paragraph 5 hereof. In the event a Participant’s death or disability occurs after distribution of benefits hereunder has begun, the Company shall continue to make distributions to the Participant (or to the beneficiary or beneficiaries in the event of death) in accordance with the methods of distribution elected by the Participant pursuant to paragraph 5 hereof.
     (b) Each Participant shall have the right to designate one or more beneficiaries to receive distributions in the event of the Participant’s death by filing with the Company a beneficiary designation on a form provided. The designated beneficiary or beneficiaries may be changed by a Participant at any time prior to his death by the delivery to the Company of a new beneficiary designation form. If no beneficiary shall have been designated, or if no designated beneficiary shall survive the Participant, distribution pursuant to this provision shall be made to the Participant’s estate.

     7. Assignment and Alienation of Benefits. The right of each Participant to any account, benefit, or payment hereunder shall not, to the extent permitted by law, be subject in any manner to attachment or other legal process for the debts of such Participant; and no account, benefit, or payment shall be subject to anticipation, alienation, sale, transfer, assignment, or encumbrance.
     8. Amendment or Termination. The Board of Directors of the Company may amend or terminate this Plan at any time and time to time. Any amendment or termination of this Plan shall not affect the rights of a Participant accrued prior thereto without his written consent; provided, however, that the Company may make any Plan amendments necessary to conform the Plan with the requirements of Section 409A of the Code.
     9. Taxes. The Company shall not be responsible for the tax consequences under federal, state, or local law of any election made by any Participant under the Plan. All payments under the Plan shall be subject to withholding and reporting requirements to the extent required by applicable law. The Company shall have the right to deduct from any payment to be made pursuant to this Plan payment by the Participant of any federal, state, or local taxes required by law to be withheld with respect to any such payment or distribution to the Participant.
     10. Unsecured Interest. No Participant or party claiming an interest in amounts deferred by or on behalf of a Participant shall have any interest whatsoever in any specific asset of the Company. To the extent that any party acquires a right to receive payments under the Plan, such right shall be equivalent to that of an unsecured general creditor of the Company.

     11. Authorization for Trust. The Company may, but shall not be required to, establish one or more trusts, with such trustee as the Administrators may approve, for the purpose of providing for the payment of deferred amounts. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of the creditors of the Company. To the extent any amounts deferred under the Plan are actually paid from any such trust, the Company shall have no further obligation with respect thereto, but to the extent not so paid, such deferred amounts shall remain the obligation of, and shall be paid by, the Company. Any trust established under this Plan will not include provisions of the type described in Code Section 409A(b)(l) (relating to non-U.S. trusts) or Code Section 409A(b)(2) (relating to a change in the Company’s financial health). This Plan is intended to be an unfunded nonqualified deferred compensation plan which is neither an “employee welfare benefit plan” nor an “employee pension benefit plan” within the meaning of Section 3(1) or (2) of the Employee Retirement Income Security Act of 1974, as amended, and shall be interpreted and administered to the extent possible in a manner consistent with that intent.
     12. Effective Date. This Plan was adopted by the Company’s Board of Directors effective as of January 1, 2005, and shall remain in effect until terminated pursuant to paragraph 8.
     13. Applicable Law. This Plan shall be interpreted under the laws of the State of Ohio.

     IN WITNESS WHEREOF, the Company has caused this Plan to be executed by its Executive Vice President this 7th day of November, 2007.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
BY:	/s/ Joan U. Allgood
Joan U. Allgood, Executive Vice President